September 20, 2006

Mr. James Dyas
Chief Financial Officer
MediaNet Group Technologies, Inc.
5100 W. Copans Road, Suite 710
Margate, FL 33063

Re: MediaNet Group Technologies, Inc.
        Form 10-KSB for the year ended December 31, 2005
        Form 10-QSB for the quarter ended March 31, 2006
        Form 10-QSB for the quarter ended June 30, 2006
        File No. 0-49801

Dear Mr. Dyas:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

1. Please tell us your basis in GAAP for the classification of impairment loss on film library outside of loss from operations or revise your presentation, as appropriate. Refer to paragraph 25 of SFAS 144.

Note 1 – Summary of Significant Accounting Policies, page F-7

Amortization and Impairment of Film Library, page F-13

2. Pursuant to paragraph 26 of SFAS 144, please tell us and revise to disclose the facts and circumstances leading to the impairment loss on film library as well as the method used to determine fair value.

Note 10 – Joint Venture, page F-19

3. We note that the September 23, 2005 transaction with U Love Kids, an entity controlled by a stockholder of the Company, was accounted for as a transfer under common control. Please advise us whether you consolidate the accounts of U Love Kids as of December 31, 2005 and the period for which the results of operations of U Love Kids are included in your statement of operations. In addition, please describe the nature of the common control relationship. In that regard, please explain to us the basis for your determination that the Registrant and U Love Kids are under the control of Mr. Adelstein. Refer to paragraph 3 of EITF 02-5.

Form 10-QSB for the quarter ended June 30, 2006

Condensed Consolidated Financial Statements

Note 9 – Segment Reporting, page 10

4. Please revise to disclose the types of products and services from which each reportable segment derives its revenues as well as total assets and depreciation and amortization expense for each reportable segment. Refer to paragraphs 26 and 27 of SFAS 131.

Item 3 – Controls and Procedures, page 16

5. Pursuant to Item 307 of Regulation S-B, revise to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief